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                                                                     EXHIBIT 2.1


                           AGREEMENT FOR THE PURCHASE
                               AND SALE OF ASSETS

     THIS AGREEMENT, dated as of July 1, 1996, by and between Bestway, Inc., a Delaware Corporation ("Buyer") and REJA, Inc., an Arkansas corporation ("Seller") and Gus Blass III, Tucker Morse, D. Eugene Fortson, Warren Stephenson and Rod Reed (collectively referred to herein as the "Selling Shareholders"):

     IT IS AGREED AS FOLLOWS:

     1. Assets to be Transferred.

     On the Closing Date as defined herein, Seller shall sell, convey, assign and transfer to Buyer or its designated affiliate the following specified assets, (the "Assets") free and clear of all liens and encumbrances, such sale and transfer to be evidenced by the documents of sale, transfer and conveyance listed on Schedule 1.0 attached hereto, all such documents to be satisfactory to Buyer in form and substance:

          1.1 The assets to be conveyed under this agreement located or related to the list of locations listed on Schedule 1.1 attached hereto.

          1.2 It is Buyer's intent to rename all the locations identified in
Schedule 1.1 to Bestway Rental, Inc. Buyer may use the following name for a reasonable length of time in order for it to change the names to "Bestway Rental": "Express Rental."

          1.3 All equipment of Seller as listed on Schedule 1.3;

          1.4 Automobiles, trucks and other vehicles owned by Seller as listed on Schedule 1.4 attached hereto;

          1.5 All inventory of Seller which is owned but not leased ("Idle Inventory") as shall exist on the date hereof and on the Closing Date, as listed on Schedule 1.5;

          1.6 All inventory in the hands of customers, and the rental contracts related thereto (the "Rental Contracts") as listed on Schedule 1.6;

          1.7 Certain contracts, leases and other agreements to which Seller is a party listed on Schedule 1.7 attached hereto. It is understood that Buyer cannot and does not guarantee the amount of rent or the continued occupancy of the locations listed on Schedule 1.7 not covered by a written lease as indicated by "no lease".

          1.8 All books, records and files, and all transferable right, title and interest in and to software and computer programs and other data processing, storage and retrieval systems relating to Seller's business, including, without limitation, all customer
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and supplier lists, credit information (excluding credit information on Seller)
and all employee payroll and personnel records and other similar assets necessary to run the business of Seller; and

          1.9 All accounts receivable, on the books on the date of transfer, relating to Seller's business, together with any accrued interest, and any, other accrued or future right relating to Seller's business to receive money.

     2. Assumed Liabilities and Excluded Liabilities.

     Subject to the proration provisions of Section 3 hereof, Buyer or its designated affiliate agrees to assume the following liabilities (the "Assumed Liabilities"), effective as of the Closing Date, and indemnify and hold Seller harmless on the same:

     (a) Those liabilities listed in Schedule 2 hereof (including the assumption of any leasehold payments); and

     (b) All obligations under the Rental Contracts listed on Schedule 1.6 hereof.

     Except for the specific debts, obligations and liabilities of Seller set forth in this Section 2, Buyer shall not assume and shall in no event be liable for any debts, obligations or liabilities of Seller, whether accrued, absolute, matured, known or unknown, liquidated or unliquidated, contingent or otherwise.

     3. Prorations.

     Property taxes, yellow page advertising, rental payments on leased properties, utilities and all other revenues and expenses shall be prorated as of the Closing Date, based upon the number of days during the month or year, as the case may be, that Seller has operated the businesses. The Purchase Price shall be adjusted accordingly to reflect any net balance owing to Buyer or Seller. With respect to any such expense that has not been determined as of the Closing Date, good faith estimates shall be arrived at and adjustments made based upon such estimates. Such estimates shall be re-adjusted when actual figures are available and appropriate credits, if any, given and payments made promptly thereafter.

     4. Purchase Price, Terms and Allocation.

          4.1 Purchase Price. Buyer shall, as soon as practicable after Closing, deliver to certain of the Selling Shareholders as set forth in Section
4.2 hereof, as and for the purchase price of the Assets, 132,000 shares of voting common stock of Buyer, $0.01 par value per share (the "Shares"). In addition, Buyer shall deliver to Seller at closing the sum of $500,000.00 cash.





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          4.2 Transfer and Delivery of Shares.

          The Shares shall be delivered by Buyer to Seller in the form of twenty (20) separate stock certificates for 6,600 Shares each issued to the following individuals (referred to collectively as the "Holders") as follows:

         Gus Blass III            Five certificates totalling 33,000 shares
         Tucker Morse             Five certificates totalling 33,000 shares
         D. Eugene Fortson        Five certificates totalling 33,000 shares
         Warren Stephenson        Five certificates totalling 33,000 shares

          4.3 Brokerage Commission. Seller has not employed any broker, agent or finder in connection with any transaction contemplated by this Agreement and hereby indemnifies Buyer against any liability for a brokerage commission or finders fee of any description incurred by Seller with respect to any transaction contemplated by this Agreement.

          4.4 Utility Deposit. Buyer shall pay Seller $7,613.35 for the transfer of all utilities deposits.

          4.5 Personal Property Taxes. Buyer shall pay Seller the sum of $12,876.69 for its pro rata share of personal property taxes through the end of 1996. Seller shall pay $12,876.69 for its pro rata share. This is based on an estimated per diem of $70.36. If the actual amount of the taxes differ, the amount will be adjusted and Seller shall refund or Buyer shall pay an additional amount on or before January 1, 1997.

     5. Representations and Warranties by Seller and Selling Shareholders.

     Seller and the Selling Shareholders represent and warrant the following:

          5.1 Organization and Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Arkansas, and has full corporate power to carry on its business as now conducted by it and to own and operate its assets as now owned and operated by it. Seller is qualified to do business and is in good standing in each jurisdiction where such qualification is necessary. Seller is conducting and has in the past conducted its business in accordance with all applicable federal, state and local laws, the violation of which would affect the property or business of Seller, and has no notice of any claimed violation of any such laws.

          5.2 Title to Assets. Seller has good, indefeasible and marketable title to the Assets, which are free and clear of all





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liens and encumbrances. The Assets are in good operating condition and repair, and are fit and useable for the purposes for which they are being used. All liens will be paid off at Closing by Seller.

          5.3 Contracts. Attached hereto as Schedule 5.3 is a Schedule of Contracts listing the following contracts, understandings, commitments and agreements to which Seller is a party or is bound;

          (a) All oral or written contracts, other than Rental Contracts, which are listed on Schedule 1.6, understandings or commitments, whether in the ordinary course of business or not, involving a present or future obligation to deliver goods or services of an amount of value in excess of Five Thousand Dollars ($5,000) each;

          (b) All bonus, incentive compensation, profit sharing, pension, vacation, group insurance or employee welfare plans of any nature whatsoever;

          (c) All collective bargaining agreements or other contracts or commitments to or with any labor union, employee representative or group of employees;

          (d) All employment contracts, and all other contracts, agreements or commitments (whether written or oral) to or with individual employees, agent, or representatives, for a period excess of thirty (30) days, or for a remuneration which exceeds or will exceed in accordance with present commitments, $20,000 per annum, identifying the individual and his position; and

          (e) Any oral or written contract, understanding or commitment which requires the consent of any party thereto to the consummation of the transaction contemplated by the Agreement.

There has not been any default in any obligation to be performed by Seller under any contract, commitment or agreement listed in Schedule 5.3 which default could adversely affect the business or property of Seller or the Assets, and Seller has not waived any right under any such contract, commitment or agreement so as to adversely affect the business, Assets or property of Seller. Copies of all such written contracts and written summaries of all such oral contracts will be furnished or made available to Buyer within a reasonable time before the Closing Date.

          5.4 Franchises, Trademarks, Licenses, etc. Section 1.1 lists all trade names, any interest in which is owned by or registered in the name of Seller. Seller owns no trademark registration, trademark licenses, patents, patent applications





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therefor, licenses, authorizations and or other assets of like kind. Nothing herein is deemed to mean that Seller does not claim the right to use said names as its trademark.

          5.5 Litigation. There is no actual or threatened litigation, proceeding or governmental investigation in progress, nor is there basis for any affecting the Assets. There is no outstanding order, judgment or award by any court, arbitrator or governmental body against or affecting the Assets.

          5.6 Inventory. The inventory of Seller on the Closing Date will consist of items substantially all of which were and will be of the usual quality and quantity necessary for the normal conduct of the business and reasonably expected to be useable or rentable within a reasonable period of time in the ordinary course of business, except items of inventory which have been written down to realizable market value or written off completely, and damaged, broken or spoiled items in an amount which does not materially affect the value of the inventory as reflected on said statements. With respect to inventory in the hands of customers for which Seller is committed as of the date hereof or the Closing Date, such inventory is described in Schedule 1.5 and is reasonably expected to be usable in the ordinary course of business as presently being conducted.

          5.7 Rental Contracts. Schedule 1.6 attached hereto contains a complete and accurate list of all Rental Contracts to which Seller is a lessor as of the Closing Date, the name and address of each lessee, the expiration date of each Rental Contract, the monthly rent and any additional rent payable under such Rental Contract. All of the Rental Contracts are free of liens and encumbrances, are in compliance with applicable laws, and each customer is in compliance with the terms and conditions thereunder within the acceptable industry norms.

          5.8 Real Property Leases. Schedule 1.7 includes a complete and accurate list of all real property leases to which the Seller is a party which are to be assigned to Buyer including the address of each property, together with a summary description of the buildings and improvements thereon, the name and address of each lessor where Seller is a tenant and each tenant where Seller is a lessor and the expiration date of each lease. Copies of such leases and any amendments have been furnished to Buyer prior to the Closing Date. Seller is not in default under any such lease. Seller is the tenant in good standing under a valid lease with respect to all property used by Seller in the operation of its business which is to be transferred or assigned to Buyer.

          5.9 Employees. Schedule 5.9 contains a list of all employees of Seller, together with their job titles, fringe





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benefits and date of employment. Seller has previously provided to Buyer compensation information on its employees.

          5.10 Environmental Matters.

          (a) There has been no storage, generation, manufacture, refinement, transportation, production, treatment or disposal of solid wastes, toxic wastes or hazardous wastes or substances by Seller (or, to the best of Seller's knowledge, any of its predecessors ill interest) at the leased properties described on Schedule 1.7 attached hereto in violation of any applicable law or permit or which would require significant remedial action under any such applicable law or permit. There has been no spill, discharge, leak, emission, injection, escape, dumping or any other release by Seller of any kind onto the leased properties described on Schedule 1.7 attached hereto or from such real properties into the environment surrounding such real properties of any solid wastes, toxic wastes or hazardous wastes or substances as such terms are defined under any such applicable law.

          (b) Seller has not sent, arranged for disposal or treatment, arranged with a transporter for transport for disposal or treatment, transported or accepted for transport any hazardous substance or petroleum, including crude oil or any fraction thereof, to a facility, site or location, which, pursuant to the Comprehensive Environmental Response, Compensation And Liability Act of 1980, as amended, or any similar state or local law, (a) has been placed or is proposed to be placed, on the National Priorities List or its state equivalent or (b) which is subject to a claim, administrative order or other request to take clean up action, removal or remedial action by any person or entity (including any governmental entity) or which is subject to a claim for damages by any person or entity (including any governmental entity).

          5.11 Taxes.

          (a) Seller has (i) timely filed all returns required to be filed by it with respect to all taxes, (ii) paid all taxes shown to have become due pursuant to such returns and (iii) paid all other taxes for which a notice of assessment or demand for payment has been received.

          (b) All tax returns filed by or on behalf of Seller have been prepared in accordance with all applicable laws and requirements and accurately reflect the taxable income (or other measure of tax) of the corporation filing the return.

          (c) There are no tax liens upon any of the Assets, except liens with respect to personal property taxes not yet delinquent, and Seller is not aware of any audit or other proceeding or investigation, or of any position taken on a tax





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return of Seller which could give rise to a tax lien upon any Assets.

          5.12 Employment Benefit Plans - ERISA.

          (a) Seller does not currently maintain or contribute to and has not maintained or contributed to (i) any incentive, bonus, commission, or deferred compensation or severance or termination pay plan, agreement or arrangement, whether formal or informal and whether legally binding or not; (ii) any pension, profit sharing, stock purchase, stock option, disability, retirement or any other employee; benefit plan, agreement or arrangement, whether formal or informal and whether legally binding or not; (iii) any fringe benefit plan, agreement or arrangement, whether formal or informal and whether legally binding or not or (iv) any other "employee pension benefit plan" as such term is defined in Section 3(2) of the ERISA (collectively, the "Plans").

          (b) Seller has not engaged in a transaction in connection with which it could be subject either to a civil penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Internal Revenue Code of 1986, as amended.

          (c) Seller has not maintained or contributed to or been required to contribute to a "multi-employer plan," as such term is defined in Section 4001
(a) (3) of ERISA.

     6. Restrictions on Transfer of Shares.

          6.1 The Holders understand and agree that the Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and that accordingly they will not be fully transferable except as permitted under various exemptions contained in the Securities Act, or upon satisfaction of the registration and prospectus delivery requirements of the Securities Act. The Holders acknowledge that they must bear the economic risk of their investment in the Shares for an indefinite period of time since they have not been registered under the Securities Act and therefore cannot be sold unless they are subsequently registered or an exemption from registration is available.

          6.2 The Holders hereby represent and warrant to the Buyer that they are acquiring the Shares for investment purposes only, for their own account, and not as nominee or agent for any other person, and not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act. The Holders represent and warrant that they have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of their investment.

          6.3 The Holders hereby agree with the Buyer as follows:





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          (a) The certificates evidencing the Shares, and each certificate issued in transfer thereof, will bear the following legend:

     "THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD OR TRANSFERRED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH SECURITIES OR BESTWAY, INC. RECEIVES AN OPINION OF COUNSEL (WHICH MAY BE COUNSEL FOR BESTWAY, INC.) STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT."

          (b) The certificates representing such Shares, and each certificate issued in transfer thereof, will also bear any legend required under any applicable state corporate and state securities law.

          (c) Absent an effective notification under Regulation A or registration statement under the Securities Act covering the disposition of the Shares, the Holders will not sell, transfer, assign, pledge, hypothecate or otherwise dispose of any or all of the Shares without first providing the Buyer with an opinion of counsel (which may be counsel for the Buyer) to the effect that such sale, transfer, assignment, pledge, hypothecation or other disposition will be exempt from the registration and the prospectus delivery requirements of the Securities Act and the registration or qualification requirements of any applicable state securities laws.

          (d) The Holders consent to the Buyer's making a notation on its records or giving instructions to any transfer agent of the Shares in order to implement the restrictions on transfer of the Shares mentioned in this Section 6.

          (e) Any legend endorsed on a certificate pursuant to Section 6.3(a) hereof and the stop transfer instructions and record notations with respect thereto shall be removed, and the Buyer shall issue a certificate without such legend to the holder thereof at such time as securities evidenced thereby cease to be "restricted securities" under the Securities Act and rules and regulations promulgated thereunder.





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     7. Holders' Piggy-Back Registration Rights.

          7.1 If at any time after the consummation of the Holders' receipt of the Shares, the Buyer proposes to register (including for this purpose a registration effected by the Buyer for stockholders other than the Holders) any of its stock or other securities under the Securities Act in connection with the public offering of such securities solely for cash (other than a registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Shares), the Buyer shall, at such time, promptly give the Holders written notice of such registration. Upon the written request of the Holders, or any one of them, given within twenty (20) days after mailing of such notice by the Buyer, the Buyer shall use its best efforts to cause to be registered under the Securities Act all of the Shares that each Holder has requested to be registered.

          7.2 obligations of the Buyer. Whenever required under this Agreement to effect the registration of any Shares, the Buyer shall, as expeditiously as reasonably possible, perform those obligations customarily imposed upon the issuing company during an underwritten, registered offering, including but not limited to the following:

          (a) Prepare and file with the Securities and Exchange Commission ("SEC") a registration statement with respect to such Shares and use its best efforts to cause such registration statement to become effective.

          (b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

          (c) Furnish to the Holders such numbers of copies of a prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Shares owned by them.

          (d) Notify the Holders in the event the Buyer has delivered preliminary or final prospectuses to the Holders and, after having done so, such prospectus is amended to comply with the requirements of the Securities Act. Upon such notification, the Holder shall immediately cease making offers of the Shares and return all prospectuses to the Buyer. The Buyer shall promptly provide the Holders with revised





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     prospectuses and, following receipt of the revised prospectuses, the
     Holders shall be free to resume making offers of the Shares.

          7.3 Expenses of Piggy-Back Registration.

          The Buyer shall bear and pay all expenses incurred in connection with all registration, filing or qualification of the Shares with respect to all Piggy-Back Registrations pursuant to Section 7.1 for the Holders, including (without limitation) all registration, filing, and qualification fees, printing and accounting fees relating or apportionable thereto, and the fees and disbursements of separate counsel for the Holders but excluding underwriting discounts and commissions relating to the Shares.

          7.4 Indemnification.

          In the event any of the Shares are included in a registration statement under this Agreement:

          (a) To the extent permitted by law, the Buyer will indemnify and hold harmless each Holder or his underwriter and each person, if any, who controls the Holder or underwriter within the meaning of the Securities Act or the Securities Exchange Act of 1934, as amended (the "1934 Act") (each, an "Indemnitee"), against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, or the 1934 Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"); (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including an preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto,
     (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Buyer of the Securities Act, the 1934 Act, any state securities law; and the Buyer will pay to each such Indemnitee, as incurred, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Subsection 7.4 (a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Buyer (which consent shall not be unreasonably withheld), nor shall the Buyer be liable in any such case for any such loss, claim, damage, liability, or action to the





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     extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such Indemnitee or person related thereto.

          (b) To the extent permitted by law, the Holders will indemnify and hold harmless the Buyer, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Buyer within the meaning of the Securities Act, any underwriter and any controlling person of any such underwriter against any losses, claims, damages, or liabilities (joint or several) in which any of the foregoing persons may become subject, under the Securities Act, or the 1934 Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in connection with such registration: and each Holder will pay, as incurred, any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this Subsection 7.4 (b), in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Subsection 7.4(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holders, which consent shall not be unreasonably withheld; provided, that, in no event shall any indemnity under this Subsection 7.4(b) exceed the gross proceeds from the offering received by the Holders.

          (c) Promptly after receipt by an indemnified party under this Section
     7.4 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 7.4, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties, provided, however, that an indemnified party (together with all other indemnified parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such





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     counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to his ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 7.4 to the extent of such prejudice, but the omission so to deliver written notice to the indemnifying party will not relieve it of any 'liability that it may have to any indemnified party otherwise than under this Section 7.4.

          (d) The obligations of the Buyer and the Holders under this Section
     7.4 shall survive the completion of any offering, of the Shares under this Agreement, and otherwise.

          7.5 Assignment of Registration Rights.

          The rights to cause the Buyer to register the Shares pursuant to this Agreement may be assigned (but only with all related obligations) by the Holders to a transferee or assignee of such Shares, provided: (i) the Buyer is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; (ii) such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Securities Act; (iii) such transferee or assignee shall as a condition to such transfer, deliver to the Buyer a written instrument by which such transferee agrees to be bound by the obligations imposed on the Holder pursuant to this Agreement; and (iv) any such transferee or assignee may not again transfer such rights to any other person or entity, other than as provided in this Section 7.5.

     8. Reports Under Securities Exchange Act of 1934.

          With a view to making available to the Holders the benefits of Rule 144 promulgated under the Securities Act and any other rule or regulation of the SEC that may at any time permit a Holder thereof to sell securities of the Buyer to the public without registration or pursuant to a registration on Form S-3, the Buyer agrees to use its best efforts to file with the SEC in a timely manner all reports and other documents required of the Buyer under the Securities Act and the 1934 Act.

     9. Representations, Covenants, and Warranties by Buyer.

     Buyer represents and warrants the following:

          9.1 Organization and Good Standing. Buyer is duly organized and existing and in good standing under the laws of the State of Delaware.





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          9.2 Authority. The execution of this Agreement by Buyer, its delivery to Seller and the performance of its terms have been fully authorized by the Board of Directors of Buyer, and no further corporate action will be necessary on its part to make this Agreement valid and binding upon Buyer in accordance with its terms. Neither the execution nor delivery of this Agreement nor its performance will result in a violation or breach of any term or provision of, nor constitute a default under its Certificate of Incorporation or By-laws.

          9.3 Capitalization. As of the date hereof, there are 20 million authorized shares of Common Stock, 1,615,717 shares of which are outstanding, and one million authorized shares of preferred stock, $10.00 par value per share, none of which is outstanding. The issued and outstanding shares of capital stock of Buyer have been validly issued, are fully paid and nonassessable and were issued in compliance with applicable federal and state laws regulating the offer and sale of securities.

          9.4 Full Disclosure. No representation or warranty of Buyer made in this Agreement, nor any written statement furnished to Seller pursuant hereto, or in connection with the transactions contemplated hereby, heretofore furnished to Seller by Buyer, contains or will contain any untrue statement of a material fact which affects the business or financial condition of Buyer, or omits or will omit to state a material fact necessary to make the statements or facts contained herein or therein not misleading.

          9.5 Tradenames. Buyer covenants to have the names of all stores listed on Schedule 1.1 changed to "Bestway Rental, Inc." or such other NAMES it deems appropriate (other than trade names used by Seller) and covenants not to do anything to damage the reputation of Seller's tradenames. Buyer further covenants and agrees to indemnify and hold Seller harmless for any suits and/or damages caused to Seller due to Buyer's limited use of Seller's Tradenames.

          9.6 Inspection of Inventory. Buyer represents and warrants that it has inspected the Inventory set forth on schedule 1.5 and that it will accept such assets in their present condition as of the date of this Agreement.

          9.7 Compliance with Laws. Buyer represents and warrants that the Shares are being lawfully issued and transferred under this Agreement in compliance with applicable federal and state securities laws.

     10. Agreements by Seller.

          10.1 Except to the extent waived or consented to in writing by Buyer, Seller agrees that pending the Closing:

          (a) The business of Seller shall be conducted only in the ordinary course and consistent with past practice;

          (b) No new agreement or arrangement, written or oral, shall be made with any employee with respect to employment for a term which extends more than thirty (30) days after the Closing Date, and no decrease shall be made in present prices for goods sold by Seller;

          (c) Seller will use such efforts as are consistent with prior practices to keep the business of Seller intact, to maintain, preserve and protect the property used to conduct the business, to keep in faithful service the present key employees, and to preserve the good will of Suppliers and customers and others having business relations with it; and

          (d) Seller will promptly notify Buyer of any lawsuits, claims, proceedings or investigations which are threatened or commenced against Seller, or the officers or directors of Seller between the date of this Agreement and the Closing Date which may affect Seller. From the date of this Agreement until the Closing Date, Seller shall comply with all laws, regulations, orders and decrees applicable to Seller, its assets and its business.

          10.2 Supplying of Information. Prior to Closing, Seller shall furnish to Buyer or its representatives complete and accurate information as Buyer may reasonably request in cooperation with any investigation or examination of the books and records, accounts, contracts, properties, assets, operations and facilities of Seller. In connection therewith, Seller has made available to Buyer and its agents all working papers and financial records relating to Seller which have been requested by Buyer. The Schedules described in Section
1 and 5 shall be delivered prior to the Closing Date. Prior to Closing, Seller shall supply to Buyer full and adequate information and data as reasonably requested by Buyer in order to be assured that Seller has the right and power to transfer the assets to Buyer, free and clear of any liens, claims, encumbrances or judgments. Any Schedule which is not attached hereto at the time that Buyer executes this Agreement shall not be subsequently attached hereto or incorporated herein unless such Schedule is acceptable to Buyer.

          10.3 Notices and Approvals. Seller agrees to give all notices to third parties and obtain all consents, approvals, permits and authorizations which may be necessary or deemed desirable by Buyer in connection with this Agreement and the consummation of the transactions contemplated herein, including the release of all liens and encumbrances attached to the Assets on the date hereof and the Closing Date.

          10.4 Employees. Seller will do nothing to dissuade any of its employees from remaining in the employ of Buyer after the Closing and Seller will not terminate, lay off or transfer any such employees without the written consent of Buyer, prior to the Closing.

          10.5 Further Assurances. Seller will, at the request of Buyer, execute and deliver to Buyer all such further instruments, assignments, assurances and documents as Buyer may reasonably request in connection with the carrying out of this Agreement.

          10.6 Insurance Proceeds. If any property being sold hereunder shall be substantially damaged or destroyed by fire or other cause prior to the time of Closing, Seller shall immediately notify Buyer and furnish to Buyer a written statement of the amount of insurance, if any, payable on account thereof. In the event of such damage or destruction, Buyer may elect (i) to require that Seller restore the property to its condition on the date of this Agreement of (ii) to declare this Agreement null and void.

          10.7 Cooperation On Audit. Seller agrees to assist Buyer in the audit of the assets by Buyer's public accounting firm and Buyer agrees not to disclose information relating to assets, books and accounts of Seller not purchased by Buyer.

     11. Covenant Not to Compete. Seller and the Selling Shareholders shall agree to the covenant not to compete as enumerated in Exhibit A hereto.

     12. Conditions Precedent to the Obligation of Buyer to close.

          The obligation of Buyer to close shall be subject to the following conditions precedent:

          12.1 Fulfillment by Seller and the Selling Shareholders of their covenants, obligations and agreements as set forth in this Agreement.

          12.2 The representations and warranties of Seller and the Selling Shareholders contained in this Agreement shall be accurate in all material respects on the date when made and shall also be accurate on the Closing Date to the same extent as if made on such date. Seller shall deliver to Buyer a certificate dated the Closing Date and executed by such officers of Seller as Buyer shall reasonably require stating that said representations are accurate in all material respects as of the Closing Date and that all covenants, agreements and conditions required by this Agreement to be performed by Seller prior to Closing have been performed on or prior to the Closing Date.

          12.3 Buyer shall have received a certified copy of the resolution of the Board of Directors of Seller, certified by its Secretary or an Assistant Secretary, authorizing the execution of this Agreement and the consummation of the transactions contemplated hereby. Buyer shall have received a certified copy of the written consent of the shareholders of Seller, certified by its Secretary or Assistant Secretary, approving and authorizing the sale of the Assets to Buyer provided in this Agreement.

          12.4 No material adverse change with respect to the business or financial condition, or the prospects of Seller shall have occurred.

          12.5 Buyer shall have satisfied itself with respect to its due diligence review of Seller's business.

     13. Conditions Precedent to the obligations of Seller to Close.

          The obligation of Seller to close shall be subject to the following conditions precedent:

          13.1 Fulfillment by Buyer of its covenants, obligations and agreements as set forth in this Agreement.

          13.2 The representations and warranties of Buyer contained in this Agreement shall be accurate in all material respects on the Closing Date to the same extent as if made on such date. The Buyer shall deliver to Seller a certificate dated on the Closing Date executed by its President or Vice President and its Secretary or an Assistant Secretary or its Treasurer stating that said representations and warranties are accurate in all material respects as of the Closing Date and that all conditions precedent to Closing to be performed by Buyer shall have been performed.

          13.3 Seller shall have received a certified copy of the resolution of the Board of Directors of Buyer, certified by its Secretary or an Assistant Secretary, authorizing the execution of this Agreement and the consummation of the transactions contemplated hereby.

     14. Limitation of Liability. Buyer has waived the requirements of the bulk transfer provisions of the Uniform Commercial Code, to the extent such provisions apply. Except for the obligations expressly taken by Buyer hereunder, there shall be no liability or obligation of Buyer to Seller, to Seller's creditors or to others, growing out of or arising from the sale by Seller of the Assets to Buyer under the provisions of this Agreement, nor for any Federal, state or local tax liabilities of Seller including any sales tax or title transfer fee attributable to the sale of assets included herein. Seller agrees to protect Buyer against and hold Buyer harmless from any and all such liabilities and obligations, including all claims made by creditors of Seller.

     15. Closing Date.

     The consummation of the transactions contemplated by this Agreement (the "Closing") shall and has taken place at the offices of Buyer, 7800 Stemmons Freeway, Suite 320, Dallas, TX at 8:00 o'clock a.m. on July 1, 1996, such time and date being herein called the "Closing Date".

     16. Survival of Representations and Agreement.

          16.1 The representations and agreements made herein are true and binding as of the date hereof and shall continue in full force and effect for a period of one (1) year on and after the Closing Date, notwithstanding any investigations which may have been made by any of the parties prior thereto.

          16.2 Upon receipt of notice thereof, Seller and the Selling Shareholders shall jointly and severally indemnify and hold harmless Buyer from any liability, damage, deficiency, loss, cost of expense, including attorney fees and any costs of investigation (being hereafter referred to as "costs"), arising from or attributable to any breach of any representation, warranty or agreement made by Seller and the Selling Shareholders herein or in any certificate delivered at the Closing with respect thereto, even though any such representation, warranty or agreement may have been made by Seller and the Selling Shareholders in good faith and to the best of its or his knowledge.

          16.3 If any claim of, liability is made by a third person against Buyer based on any liability, the existence of which would constitute a breach of any of the representations, warranties or agreements herein, Buyer shall with reasonable promptness give to Seller and the Selling Shareholders written notice of the claim and request Seller and the Selling Shareholders to defend the same. Seller and the Selling Shareholders shall have the right to defend against such liability at Seller's and the Selling Shareholders, expense, and shall give written notice to Buyer of the commencement of such defense with reasonable promptness after the giving of the written notice of the claim by Buyer. Failure to receive notice from Buyer shall relieve Seller and the Selling Shareholders of any liability which they might otherwise have to Buyer under Section 16.2 hereof. Buyer its subsidiaries, successors and assigns shall be entitled to participate with Seller and the Selling Shareholders in such defense, but shall not be entitled in any way to release, waive, settle, modify or pay such claim without the consent of Seller and the Selling Shareholders if they have assumed such defense. In the event Seller and the Selling Shareholders have assumed said defense and have employed counsel with respect thereto, Buyer shall also be entitled to employ counsel at Seller's and the Selling Shareholders' expense unless the counsel selected by Seller and the Selling Shareholders is approved by Buyer (which approval shall not be unreasonably withheld) and represents Seller, the Selling Shareholders and Buyer. In the event Seller and the Selling Shareholders do not accept the defense of the matter as provided above, Buyer, its subsidiaries, successors or assigns shall have the full right to defend against such liability, and shall be entitled to settle or agree to pay in full such claimed liability in its sole discretion and thereafter pursue its rights under this Agreement. In the event Seller and the Selling Shareholders shall assume the defense, Seller, the Selling Shareholders and Buyer, their subsidiaries, successors and assigns shall cooperate in the defense of such action and the records of each shall be available to the other with respect to such defense.

          16.4 Upon receipt of notice thereof, Buyer shall indemnify and hold harmless Seller and the Selling Shareholders from any liability, damage, deficiency, loss, cost or expense, including attorney fees and any costs of investigation (being hereafter referred to as "costs"), arising from or attributable to (i) any breach of any representation, warranty or agreement made by Buyer herein or in any certificate delivered at the Closing with respect thereto, even though any such representation, warranty or agreement may have been made by Buyer in good faith and to the best of its or his knowledge, or (ii) any liability arising from the operation of the businesses on or after the Closing date.

          16.5 If any claim of liability is made by a third person against Seller or the Selling Shareholders based on any liability, the existence of which would constitute a breach of any of the representations, warranties or agreements herein, Seller and the Selling Shareholders shall with reasonable promptness give to Buyer written notice of the claim and request Buyer to defend the same. Buyer shall have the right to defend against such liability at Buyer's expense, and shall give written notice to Seller and the Selling Shareholders of the commencement of such defense with reasonable promptness after the giving of the written notice of the claim by Seller and the Selling Shareholders. Failure to receive notice from Seller and the Selling Shareholders shall relieve Buyer of any liability which it might otherwise have to Seller and the Selling Shareholders under Section 16.4 hereof. Seller, the Selling Shareholders, and their subsidiaries, successors and assigns shall be entitled to participate with Buyer in such defense, but shall not be entitled in any way to release, waive, settle, modify or pay such claim without the consent of Buyer if it has assumed such defense. In the event Buyer has assumed said defense and has employed counsel with respect thereto, Seller and the Selling Shareholders shall also be entitled to employ counsel at Buyer's expense unless the counsel selected by Buyer is approved by Seller and the Selling Shareholders (which approval shall not be unreasonably withheld) and represents Buyer and Seller and the Selling Shareholders. In the event Buyer does not accept the defense of the matter as provided above, Seller, the Selling Shareholders, their subsidiaries, successors or assigns shall have the full right to defend against such liability, and shall be entitled to settle or agree to pay in full such claimed liability in its sole discretion and thereafter pursue its rights under this Agreement. In the event Buyer shall assume the defense, Buyer and Seller, the Selling Shareholders, their subsidiaries, successors and assigns shall cooperate in the defense of such action and the records of each shall be available to the other with respect to such defense.

     17. Expenses. Each party hereto shall bear its own expenses incurred pursuant to this Agreement.

     18. Entire Agreement. This Agreement, together with the Schedules referred to herein which are incorporated herein by this reference, and the agreements referred to herein, shall constitute the entire agreement between the parties hereto with respect to the transactions contemplated hereby.

     19. Governing Law. The parties hereto agree that this Agreement shall be construed in accordance with the laws of the State of Arkansas. The jurisdiction and venue of any proceeding between the parties arising out of this Agreement shall be Pulaski County, Arkansas.

     20. Number and Gender of Words. When the context so requires in this Agreement, words of gender shall include either or both of the other genders and the singular number shall include the plural.

     21. Assignment. This Agreement shall be binding upon the parties hereto, their successors and assigns, and shall inure to the benefit of the parties hereto and their successors and assigns. This Agreement shall not be assignable without the express written consent of all parties hereto.

     22. Amendments. This Agreement may be amended only by a written agreement executed by all of the parties hereto.

     23. Notices. All notices, requests, consents and other communications hereunder shall be in writing and shall be delivered in person or by registered or certified mail, return receipt requested, postage and fees prepaid, first class mail:

     To Seller:     Gus Blass III
                    Capital Properties Ltd.
                    212 Center, Suite 800
                    Little Rock, Arkansas 72201

     To Selling
     Shareholders:  Gus Blass III
                    Capital Properties Ltd.
                    212 Center, Suite 800
                    Little Rock, Arkansas 72201

                    D. Eugene Fortson
                    28 Kings Arms Rd.
                    Little Rock, Arkansas 72207

                    Warren Stephenson
                    68 Robinwood Drive
                    Little Rock, Arkansas 72207

                    Rod Reed
                    2913 Imperial Valley
                    Little Rock, Arkansas 72212

                    Tucker Morse
                    10 Legare St.
                    Charleston, S.C. 29401

     Buyer:         Bestway, Inc.
                    Attention: R. Brooks Reed
                    7800 N. Stemmons Freeway, Suite 320
                    Dallas, TX 75247

     Any party hereto may change the address designated for mailing by written notice to the other party by registered or certified mail. It will be deemed delivered upon receipt.

     24. Authority. Each party executing this Agreement warrants his authority to execute this Agreement.

     25. Counterparts. This Agreement may be executed in several counterparts and it shall not be necessary for each party to execute each of such counterparts, the counterparts, when taken together, shall be deemed to constitute one and the same instrument enforceable against each party in accordance with its terms.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the day and year first above written.

REJA, Inc.



By: /s/ ROD REED
   ------------------------------
   Rod Reed, President


BESTWAY, INC.



By: /s/ TERESA SHEFFIELD
   ------------------------------
   Teresa Sheffield, Vice President



- ---------------------------------
Gus Blass III



- ---------------------------------
D. Eugene Fortson



- ---------------------------------
Tucker Morse



- ---------------------------------
Warren Stephenson



/s/ ROD REED
- ---------------------------------
Rod Reed

                                  EXHIBIT "A"


For a period of five (5) years, neither Seller, any affiliate of Seller, nor any Selling Shareholder will compete in the rent-to-own business within 25 miles of any store acquired from Seller at locations in Schedule 1.1. Seller and the Selling Shareholders agree not to solicit or recruit for hire, or assist others in recruiting for hiring, any current employee of Seller, for a period of two (2) years following the Closing Date. Seller or the Selling Shareholders may hire an employee if the employee leaves or is terminated from the employment of Buyer and seeks employment, through no solicitation of Seller or the Selling Shareholders, with Seller.

The undersigned agree that the covenants herein are, taken as a whole, reasonable in their geographic scope and their duration, and that the undersigned shall not raise any issue of the reasonableness of the scope or duration of the covenants in any proceeding to enforce any such covenants. If, in any judicial proceedings, a court shall refuse to enforce any of the separate covenants included in this Covenant not to Compete, then the unenforceable covenant shall be modified for the purpose of those proceedings to the extent necessary to permit them to be enforced.

REJA, Inc.



By: /s/ ROD REED
   ------------------------------
   Rod Reed, President



- ---------------------------------         ---------------------------------
Gus Blass III                             Tucker Morse


                                          /s/ ROD REED
- ---------------------------------         ---------------------------------
D. Eugene Fortson                         Rod Reed



- ---------------------------------
Warren Stephenson


Agreed and Accepted by BESTWAY, INC.



By: /s/ TERESA SHEFFIELD
   ------------------------------
   Teresa Sheffield, Vice President